SSYS Q3 2019 Earnings Script

SLIDE 1 & 2: TITLE SLIDES

SPEAKER: Operator

Good day, ladies and gentlemen. Welcome to today’s conference call to discuss Stratasys’ third quarter 2019 financial results.

My name is [INSERT], and I’m your operator for today’s call. [INSERT RELEVANT INSTRUCTIONS].

And now, I’d like to hand the call over to Yonah Lloyd, Vice President of Investor Relations for Stratasys. Mr. Lloyd, please go ahead.

SLIDE 3 & 4: FLS & NON-GAAP DISCLOSURE

SPEAKER: Yonah Lloyd

Good morning, everyone, and thank you for joining us to discuss our 2019 third quarter financial results. On the call with us today are Elan Jaglom, Interim CEO, and Lilach Payorski, CFO.

I remind you that access to today's call, including the prepared slide presentation, is available online at the web address provided in our press release.

In addition, a replay of today's call, including access to the slide presentation, will also be available, and can be accessed through the investor relations section of our website.

Please note that some of the information you will hear during our discussion today will consist of forward-looking statements, including, without limitation, those regarding our expectations as to our future revenue, gross margin, operating expenses, taxes and other future financial performance, and our expectations for our business outlook. All statements that speak to future performance, events, expectations or results are forward-looking statements. Actual results or trends could differ materially from our forecast. For risks that could cause actual results to be materially different from those set forth in forward-looking statements, please refer to the risk factors discussed in Stratasys' annual report on Form 20-F for the 2018 year, as well as our report on Form 6-K and the related press release concerning our earnings for the third quarter of 2019, the latter two of which we are furnishing to the SEC today. Stratasys assumes no obligation to update any forward-looking statements or information which speak as of their respective dates.

As in previous quarters, today's call will include GAAP and non-GAAP financial measures. The non-GAAP financial measures should be read in combination with our GAAP metrics to evaluate our performance. Certain non-GAAP to GAAP reconciliations are provided in the table contained in our slide presentation and in today’s press release.

Now I would like to turn the call over to our Interim CEO, Elan Jaglom. Elan?

SLIDE 5: OPENING SUMMARY

SPEAKER: Elan Jaglom

Good morning everyone and thank you for joining today’s call.

Our results in the third quarter reflect a continuation of our track record of delivering earnings and profitability despite challenging global economic conditions that have impacted capital investments and general spending in the automotive and industrial machinery segments in Europe and Asia.

In the third quarter we continued to observe strong performance in the core professional and production areas of our Americas business, our largest market, with specific strength in high-end FDM and PolyJet systems, our F123 Series, and our target verticals of automotive and aerospace.

Despite the pause in customer investments we are experiencing in Europe and Asia, we continue to see high levels of customer engagement and are encouraged by the interest in deploying our solutions there.

As we have seen in the Americas region, major OEMs in our target verticals of Aerospace and Automotive are adopting our solutions at an increasing rate, and we expect customers in Europe and Asia to do the same once economic conditions improve.

We are encouraged by the initial interest in the multiple new product announcements we recently made, including two new advanced PolyJet systems, new manufacturing-focused FDM materials, and an addition to the MakerBot Method line of performance 3D printers.

Additionally, we recently announced plans to increase our ownership stake in Xaar 3D, our JV with Xaar plc, to develop additive manufacturing solutions based on High Speed Sintering technology that will target low-to-medium volume end-use part production for industrial manufacturing, with an option to fully acquire Xaar 3D.

We expect to make additional significant product announcements in 2020, and continue to believe that our new, expanding portfolio will broaden our addressable markets.

I will return later in the call to provide an update on our search for a new CEO, but first I will turn the call over to our CFO, Lilach Payorski, who will review the details of our financial results.

SLIDE 6 & 7: FINANCIAL RESULTS SUMMARY

SPEAKER: Lilach Payorski

Thank you, Elan, and good morning, everyone.

Total revenue in the third quarter was $157.5 million compared to $162.0 million for the same period last year. On a constant currency basis, total revenue declined 2%.

As Elan mentioned, we saw continued positive performance in the Americas, where we had specific strength in our high-end Fortus platform, including a large, multi-unit deployment to a leading automotive OEM, and we also saw strong sales of our workgroup-focused F123 Series and J750 full color, multi-material 3D printers.

GAAP operating loss for the third quarter was $6.0 million, compared to income of $3.4 million for the same period last year.

Non-GAAP operating income for the quarter was $8.1 million, compared to non-GAAP operating income of $8.2 million for the same period last year.

GAAP net loss for the quarter was $6.9 million, or ($0.13) per diluted share, compared to a net loss of $0.7 million, or ($0.01) per diluted share, for the same period last year.

Non-GAAP net income for the quarter was $6.3 million, or $0.12 per diluted share, compared to non-GAAP net income of $5.7 million, or $0.11 per diluted share, for the same period last year.

SLIDE 8: REVENUE

Product revenue in the third quarter was $106.3 million, a decrease of 3% compared to the same period last year, or 2% on a constant currency basis.

The decline in product revenue was driven primarily by economic weakness in EMEA and APJ that impacted mainly systems sales in those regions.

Within product revenue, consumables revenue for the quarter increased by 3% compared to the same period last year, and increased 5% on a constant currency basis, while system revenue for the quarter decreased 9%, compared to the same period last year, with no change on a constant currency basis.

Services revenue in the third quarter was $51.1 million, a decrease of 2% compared to the same period last year, with no change on a constant currency basis.

Within services revenue, customer support revenue increased by 3% compared to the same period last year, and 4% on a constant currency basis.

SLIDE 9: GROSS MARGIN TRENDS

GAAP gross margin was 49.2% for the quarter, compared to 48.7% for the same period last year.

Non-GAAP gross margin was 52.4% for the quarter, compared to 52.1% for the same period last year.

SLIDE 10: OPERATING EXPENSES & OPERATING INCOME

GAAP operating expenses increased by 10% to $83.4 million for the third quarter, as compared to the same period last year.

Non-GAAP operating expenses decreased by 3% to $74.4 million for the third quarter as compared to the same period last year, driven by the timing of R&D investments related to new product introductions. We remain committed to our long-term strategy and we continue to invest in developing new products that we believe will expand our addressable markets.

SLIDE 11: BALANCE SHEET SUMMARY & CASH FLOW FROM OPERATIONS

The Company used $8.6 million of cash from operations during the third quarter, as compared to $5.0 million of cash generated in the third quarter last year, primarily due to proactive steps to increase inventory levels in order to improve fulfillment time and support product demand as well as to prepare for new product launches in 2020.

We ended the third quarter with $347.1 million in cash and cash equivalents, compared to $366.3 million at the end of the second quarter of 2019.

SLIDE 12: FINANCIAL SUMMARY

To recap:

1.	We are pleased with our profitability and earnings in the third quarter, which reflect the positive impact of our continued commitment to expense management and operational efficiencies, despite the lower than expected revenues in some of our regions.
2.	We had positive year-over-year growth in our core Americas systems, consumables, and services revenues, which were offset primarily by the impact of economic conditions in Europe and Asia.
3.	Our balance sheet remains healthy and we are well positioned for future opportunities.

I will now turn the call back over to Elan.

SLIDE 13: UPDATE ON CEO SEARCH

Thank you, Lilach.

Our search for a new CEO is progressing, and I look forward to completing the process. We remain focused on being deliberate with our decision-making process and moving forward with a highly qualified leader that has the necessary public company experience and exceptional track record of delivering shareholder value.

In the interim, we are happy to have a strong, experienced oversight committee that continues to work closely with me and with our management team.

I would now like to turn the call over to our VP of Investor Relations, Yonah Lloyd, who will provide greater details on our 2019 financial guidance. Yonah?

SLIDE 14: REVENUE & EARNINGS GUIDANCE

SPEAKER: Yonah Lloyd

Thank you, Elan.

We are updating full year guidance for 2019 as follows:

1.	Revenue guidance of $640 to $655 million, compared to previous guidance of $670 to $700 million.
2.	Despite lowering our revenue guidance, we are maintaining our guidance for GAAP net loss of $17 to $3 million, or ($0.31) to ($0.05) per diluted share, with current expectations to be at the low end of the range.
3.	We are also maintaining our Non-GAAP net income of $30 to $38 million, or $0.55 to $0.70 per diluted share, with current expectations to be at the low end of the range.
4.	Non-GAAP operating margin of 5.5% to 6.5%.
5.	Capital expenditures projected at $30 to $45 million.

Non-GAAP earnings guidance excludes $23 to $24 million of projected amortization of intangible assets; $22 to $24 million of share-based compensation expense; reorganization and other expenses of $1 to negative 1 million; and includes negative tax adjustments of $2 to $3 million on the above non-GAAP items.

The estimated non-GAAP tax rate for 2019 is impacted by the ongoing non-cash valuation allowance on deferred tax assets that we expect to record throughout the year on U.S. losses.

Given the expected ongoing negative impact of not recording a tax benefit on U.S. tax losses on our net income, as well as significant quarter to quarter variability in our non-GAAP tax rate, the Company believes non-GAAP operating income is the best measure of our performance.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of our press release and slide presentation, with itemized detail concerning the non-GAAP financial measures.

Operator, please open the call for questions.

SLIDE 15: Q&A

SPEAKER: Elan Jaglom

Thank you for joining today’s call. We look forward to speaking with all of you again next quarter.

SLIDE 16: FINANCIAL RECONCILIATION TABLES